SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                    UNIVERSAL BROADBAND COMMUNICATIONS, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   913383-10-5
                                 (CUSIP Number)


                             Richard D. Mangiarelli
                          2820 La Mirada Drive, Suite H
                             Vista, California 92083
                                 (888) 267-5950
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 30, 2002
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box |_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.







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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cybertel Communications Corp.
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|


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3          SEC USE ONLY


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4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           No funds were used to purchase the Issuer's common stock. All of the consideration received by the Issuer were certain assets of the Reporting Person.
---------- ---------------------------------------------------------------------
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                                |_|

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada
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--------------------- ------- --------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY              3,125,000
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
--------------------- ------- --------------------------------------------------
--------------------- ------- --------------------------------------------------
                      8       SHARED VOTING POWER

                              None
--------------------- ------- --------------------------------------------------
--------------------- ------- --------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              3,125,000
--------------------- ------- --------------------------------------------------
--------------------- ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              None
--------------------- ------- --------------------------------------------------
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,125,000
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                |_|
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.0%
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
---------- ---------------------------------------------------------------------

Item 1.     Security and Issuer.

         This statement relates to the Common Stock (the "Stock") of Universal Broadband Communications, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 18200 Von Karman Avenue, 10th Floor, Irvine, California 92612.

Item 2.     Identity and Background.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following person (the "Reporting Person"): Cybertel Communications Corp. a Nevada California corporation. The Reporting Person's address is 2820 La Mirada Drive, Suite H, Vista, California 92083.

         The Reporting Person is a publicly held corporation, whose stock is quoted for sale on the OTC BB.

         During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

         Equipment sale and rendering consulting services for the Stock.

Item 4.     Purpose of Transaction.

         On August 30, 2002, the Reporting Person executed that certain Capital Stock Exchange Agreement with the Issuer relating to the purchase of all of the issued and outstanding shares of the capital stock of AWI Global Technologies, Inc., a Nevada corporation, owned by the Issuer. AWI Global Technologies, Inc. is a recently formed development stage company with no assets or liabilities.

         The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction,such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;or

(j)      Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

         The Reporting Person is the beneficial owner of 3,125,000 shares of the Stock, which constitutes approximately 21.0 percent of the outstanding shares of the Stock. The Reporting Person has the sole the power to vote and to dispose of all shares of the Stock owned by it.

         Other than the transaction described in Item 4 above, there have been no transactions in Stock by the Reporting Person during the last 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -------------------------------------

         To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

          None.

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               October 8, 2002
                                              -----------------
                                                   (Date)

                                         CYBERTEL COMMUNICATIONS CORP.


                                               /s/ Richard D. Mangiarelli
                                              ----------------------------------
                                               Richard D. Mangiarelli, President